[Reference Translation]

November 8, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held on November 8, 2016, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with record date dated September 30, 2016. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

(1)	Common shares

	Interim dividend for FY 2017	Most recent dividend forecast	Interim dividend for FY 2016
Record date	September 30, 2016	September 30, 2016	September 30, 2015
Dividend per share	100.00 yen	—	100.00 yen
Total amount of dividends	300,331 million yen	—	311,376 million yen
Effective date	November 29, 2016	—	November 27, 2015
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2017 (ended March 31, 2017)	Dividends for FY 2016 (ended March 31, 2016)
End of interim period	100.00 yen	100.00 yen
End of fiscal period	—	110.00 yen
Total	—	210.00 yen

(2)	First Series Model AA Class Shares

	Interim dividend for FY 2017	Most recent dividend forecast	Interim dividend for FY 2016
Record date	September 30, 2016	September 30, 2016	September 30, 2015
Dividend per share	52.50 yen	—	26.00 yen
Total amount of dividends	2,472 million yen	—	1,224 million yen
Effective date	November 29, 2016	—	November 27, 2015
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per First Series Model AA Class Share through the fiscal year

Record date	Dividends for FY 2017 (ended March 31, 2017)	Dividends for FY 2016 (ended March 31, 2016)
End of interim period	52.50 yen	26.00 yen
End of fiscal period	—	26.00 yen
Total	—	52.00 yen

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continue to pay stable dividends with a consolidated dividend payout ratio target of 30%, while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, TMC determined to pay an interim dividend of 100 yen per common share.

In addition, TMC determined to pay an interim dividend of 52.50 yen per First Series Model AA Class Share in accordance with a prescribed calculation method.